FILTRONA

RECEIVED

2008 DEC 11 A 4:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Filtrona plc

30 November 2008

File No: 82-34882

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E
Washington, D.C. 20549
USA

[redacted]

08006219

SUPPL

Dear Sir/Madam

Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Filtrona plc ("Filtrona"), a public limited company organised under the laws of England and Wales in connection with Filtrona's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, hereby furnishes to the Securities and Exchange Commission the following:

- Copies of Regulatory Announcements made by Filtrona under the Listing Rules of the United Kingdom Listing Authority since 31 October 2008, when we last wrote to you.

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our above address in the envelope provided.

Please do not hesitate to contact me if you have any queries.

Yours faithfully

Victoria Walters
Personal Assistant

PROCESSED
DEC 16 2008
THOMSON REUTERS

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653
VAT Registered No GB 243 2909 68

File No: 82-34882

FSA

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Resolution Investment Services Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	4 November 2008
6. Date on which issuer notified:	5 November 2008
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details: Nominee Holdings

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
(GB00B0744359)					8,062,190		3.92%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	Percentage of voting rights

Total (A+B)

Number of voting rights	% of voting rights
8,062,190	3.92%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Pearl Group Limited Impala Holdings Limited Pearl Group Holdings No.1 Limited Resolution Asset Management Limited Resolution Investment Services Limited (indirect) Bank of New York Nominees Ltd (944,268 0.46%) Vidacos Nominees Limited (7,117,922 3.46%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Percentage calculation based on Issued Share Capital of 205,662,000
14. Contact name:	Jon Green Filtrona plc
15. Contact telephone number:	01908 359100

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Filtrona PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation:	Allianz SE
4. Full name of shareholder(s) (if different from 3.)[i]:	Allianz Global Investors Global Equity Business Unit
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[ii]:	12 November 2008
6. Date on which issuer notified:	18 November 2008
7. Threshold(s) that is/are crossed or reached:	<5%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [x]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
GB00B0744359	11,191,402	11,191,402	9,744,959	9,744,959		4.799%	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
9,744,959	4.799%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Allianz Global Investors Global Equity Business Unit ("AGI") is a wholly owned subsidiary of Allianz SE.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Patricia Kendall Filtrona plc
15. Contact telephone number:	01908 359100

END